UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-8

Registration Statement

Under the Securities Act of 1933

TINGO GROUP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	27-0016420
(State or other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

28 West Grand Avenue, Suite 3 Montvale, NJ	07645
(Address of Principal Executive Offices)	(Zip Code)
Tingo Group, Inc. 2023 Equity Incentive Plan Separation Agreement with Darren Mercer
(Full Title of the Plans)
Dozy Mmobuosi, Interim Co-Chief Executive Officer 28 West Grand Avenue, Suite 3, Montvale, NJ 07645
(Name and Address of Agent For Service)
(201) 225-0190
(Telephone Number, Including Area Code, of Agent For Service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Note: The document(s) containing the information specified in this Part I will be sent or given to eligible “Participants” (as defined below) in the Plans as specified by Rule 428(b)(1). Such documents need not be filed with the Commission either as part of this registration statement or as prospectuses or prospectus supplements pursuant to Rule 424. These documents and the documents incorporated by reference in the registration statement in Item 3 of Part II of this Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

Item 1. Plan Information.

(a)	General Plan Information

2023 Equity Incentive Plan. Tingo Group, Inc., (hereafter, the “Registrant” or the “Company”) has adopted its 2023 Equity Incentive Plan (hereinafter referred to as the “Incentive Plan”), the nature and purpose of which is to compensate the Company’s officers, directors, employees, and consultants who are natural persons (hereafter, collectively, “Incentive Plan Participants” or individually an “Incentive Plan Participant”) for services rendered to the Company and to generate an increased incentive to contribute to the progress of the Company. The Incentive Plan is attached as an exhibit to this Registration Statement and provides for the issuance of an aggregate of 19,900,000 shares of the Registrant’s common stock in connection with common stock purchase options granted under the Incentive Plan, grants of common stock under the Incentive Plan, restricted stock units, share appreciation rights, and other equity-linked awards as more particularly set forth under the Incentive Plan (such grants are hereafter generically referred to as “Awards”). Awards under the Incentive Plan may be made at any time up until ten years from the date the Incentive Plan is approved by the Company’s shareholders, which approval is anticipated to be shortly after the filing of this Registration Statement, which would result in an expiration date of approximately September 20, 2033 (the “Incentive Plan Expiration Date”).

The Compensation Committee of the Company’s Board of Directors (hereafter, the “Committee” or the “Administrator”) is the Administrator of the Incentive Plan. Members of the Committee serve for one-year terms or until such time as they resign, are unable to perform their duties as Committee members, or are dismissed from the Committee by the Board of Directors or dismissed as directors by the Company’s shareholders. Members of the Committee, as directors of the Company, are also eligible as Participants to receive Awards under the Incentive Plan. The Board may amend the Incentive Plan at any time and may also amend any Award granted thereunder without the consent of the Participant in receipt of such Award, unless any such amendment would have a material adverse effect in respect to the Award so granted.

Separation Agreement with former CEO. Effective September 15, 2023, the Company entered into a Separation Agreement (“Separation Agreement” and together with the Incentive Plan, the “Plans”) with its former Chief Executive Officer (“Executive”, and together with the Incentive Plan Participants, the “Participants” or individually a “Participant”), wherein the Company agreed to issue the Executive 5,000,000 shares of the Company’s common stock.

The Plans are not subject to any of the provisions of the Employee Retirement Income Security Act of 1974.

The name, address, and telephone number of the Registrant are as set forth on the facing page of this Registration Statement. Additional information about the Plans may be obtained from the Registrant by any Participant.

(b)	Securities to be Offered

The Registrant intends to issue shares of its common stock, par value $0.001 per share (“common stock”), the amounts of which are set forth above in subsection (a) of this Item 1.

(c)	Employees Who May Participate in the Plans

Any Employee, including any officer, director, or consultant of the Company or any subsidiary who is an individual, shall be eligible to be designated an Incentive Plan Participant in the Incentive Plan. The Executive is the sole recipient of the shares of common stock issued pursuant to the Separation Agreement.

(d)	Purchase of Securities Pursuant to the Plans and Payment for Securities Offered

Incentive Plan

(1)	The Incentive Plan Participants may be issued common stock purchase options, grants of common stock, stock appreciation rights (“SARs”), restricted stock units (“RSUs”), or performance shares for services rendered to the Registrant. The number of shares of common stock (whether as common stock purchase options, grants of common stock, SARs, RSUs, or performance shares) underlying any Award under the Incentive Plan shall be set by the Administrator. The aggregate number of shares of common stock underlying all Awards granted under the Incentive Plan shall not exceed the amount set forth in Item 1(a). Awards may be granted under the Incentive Plan until the Plan Expiration Date.

(2)	Payment for the securities constituting an Award consists of services rendered to the Registrant. In the case of common stock purchase options, payment of the exercise price of any such options shall be made in cash unless otherwise determined by the Administrator. The exercise price of common stock purchase options, and the purchase price for restricted shares, SARs, RSUs or performance shares is set by the Incentive Plan Administrator in accordance with the requirements of the Incentive Plan.

(3)	No contributions are required by an Incentive Plan Participant under the Incentive Plan.

(4)	No contributions by the Registrant other than the issuance of Awards is applicable.

(5)	Reports to an Incentive Plan Participant as to the amount and status of the Participant’s account under the Incentive Plan will not be made.

(6)	The Awards issued pursuant to the Incentive Plan will consist of (i) newly-issued shares of the Registrant, (ii) options to acquire newly-issued shares of the Registrant, (iii) SARs, and (iv) RSUs.

(7)	No fees or commissions will be paid or issued in connection with any Awards granted under the Incentive Plan.

Separation Agreement

(1)	Under the Separation Agreement, the Executive will receive 5,000,000 shares of the Company’s common stock (the “Separation Shares”). No other securities of the Company will be issued pursuant to the Separation Agreement.

(2)	The issuance of the Separation Shares pursuant to the Separation Agreement is in exchange for services rendered to the Registrant by the Executive.

(3)	No contribution is required by the Executive under the Separation Agreement.

(4)	Reports to the Executive under the Separation Agreement will not be made.

(5)	The Separation Shares consist of newly-issued shares of the Registrant.

(6)	No fees or commissions will be paid or issued in connection with the issuance of the Separation Shares to the Executive under the Separation Agreement.

(e)	Resale Restrictions

Incentive Plan. Awards of common stock purchase options may not be resold until the same are exercised pursuant to the terms of such Award, following which no resale restrictions shall apply. Awards of SARs and RSUs may not be resold. There are no resale restrictions in respect of the vested portion of Awards constituting shares of common stock, whether as restricted shares, bonus shares, or performance shares as described under the Plan.

Separation Agreement. The Separation Agreement contains a lockup provision, which restricts the Executive from selling the Separation Shares in a public sale for the 90 day period following the date of the Separation Agreement and, for the 6-month period thereafter, restricts Executive from selling the Separation Shares, together with sales of all other shares of common stock held by Executive, in a public sale in excess of 10% of the daily trading volume of the Company’s shares.

(f)	Tax Effects on Plan Participation

The Incentive Plan is not qualified under Section 401(a) of the Internal Revenue Code. To the extent an Incentive Plan Participant receives an Award of common stock purchase options with an exercise price below the fair value of the underlying common stock, such Incentive Plan Participant may recognize ordinary income with respect to the difference between the exercise price and fair value in respect of any vested options. To the extent that an Incentive Plan Participant receives an Award of common stock, the Incentive Plan Participant will recognize ordinary income equal to the aggregate fair market value of any such shares that become vested and not subject to forfeiture.

The receipt of the Separation Shares under the Separation Agreement is not qualified under Section 401(a) of the Internal Revenue Code. Accordingly, the Executive may recognize ordinary income equal to the aggregate fair market value of the Separation Shares as of the date of the Separation Agreement.

(g)	Investment of Funds

Not applicable.

(h)	Withdrawal from Plans; Assignment of Interest

(1)	Withdrawal from Plans - Not applicable.

(2)	Assignment – With respect to the Incentive Plan, except by the laws of descent and distribution, an Incentive Plan Participant may not assign his or her interests in the Incentive Plan without the written consent of the Company. With respect to the Separation Agreement, the Executive may assign his interests thereunder, including his right to receive the Separation Shares.

(i)	Forfeitures and Penalties

Absent a contrary provision in an Incentive Plan Participant’s written agreement that embodies an Award under the Incentive Plan (each, an “Award Agreement”), the termination of an Incentive Plan Participant’s directorship, employment, consulting relationship may result in the forfeiture of any unvested portion of an Award granted under the Incentive Plan. Moreover, except as may otherwise be set forth in an Award Agreement, any Award of common stock purchase options must be exercised within three (3) months of the cessation of an Incentive Plan Participant’s directorship, employment, or consulting relationship with the Company, as applicable. In the case of an Incentive Plan Participant’s death, such exercise period is one year from the Incentive Plan Participant’s date of death. In the case of an Incentive Plan Participant’s termination or removal for “cause” as defined in the Incentive Plan, any unvested portion of an Award of common stock purchase options or other securities shall be immediately forfeited to the Company.

(j)	Charges and Deductions, and Liens Therefor

There are no charges or deductions that may be made against any Participant’s interest in the Plans.

Item 2. Registration Information and Employee Plan Annual Information.

Registrant shall provide to the Participant, without charge, upon oral or written request, the documents incorporated by reference in Item 3 of Part II of this Registration Statement. The Registrant shall also provide to the Participant, without charge, upon oral or written request, all of the documents required to be delivered to the Participant pursuant to Rule 428(b). Any and all such requests shall be directed to the Registrant at the address set forth on the cover page hereof. Its telephone number is (201) 225-0190.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents are hereby incorporated by reference in the Registration Statement:

(a)	the Registrant’s Annual Report on Form 10-K (including amendments thereto) for the fiscal year ended December 31, 2022, as filed with the SEC; and

(b)	all other reports filed with the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) since December 31, 2022.

In addition to the above, all documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment, which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in the Registration Statement and to be a part thereof from the date of filing of such documents.

Any statement contained herein or in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities

Common Stock. We are authorized to issue 750,000,000 shares of common stock, par value $0.001 per share (also referred to herein as “common stock”), 205,219,048 shares of which are issued and outstanding as of the date of this Registration Statement. Holders of our common stock are entitled to one (1) vote per share but are not entitled to preemptive rights. Each share of common stock is entitled to dividends and distributions on a pro-rata basis as and when the same may be declared by the Company’s board of directors. In the event of a dissolution or winding up of the Company, subject to any rights afforded to holders of our Preferred Stock, holders of our common stock shall be entitled to share ratably in the Company’s assets available for distribution.

Preferred Stock. Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue up to 15,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”) in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. The terms of our authorized Preferred Stock allow the board of directors of the Company wide flexibility in setting the terms of Preferred Stock that may be issued in the future, subject to Delaware corporate law. The Company will, therefore, be afforded the greatest flexibility possible in seeking additional financing or in other types of transactions involving the issuance of Preferred Stock, as our board of directors deems appropriate in the exercise of its reasonable business judgment. The Preferred Stock could be used to make it difficult for a third party to gain control of the Company (e.g., by means of a tender offer), prevent or substantially delay such a change of control, discourage bids for the common stock at a premium, or otherwise adversely affect the market price of our common stock.

On November 30, 2022, we issued 33,687.21 shares of Series B Convertible Preferred Stock (“Series B Preferred Stock”) as partial consideration for our acquisition of Tingo Mobile Limited, a wholly-owned subsidiary of the Company (“Tingo Mobile”). The shares of Series B Preferred Stock were issued to Agri-Fintech Holdings, Inc., the former parent company of Tingo Mobile (“TMNA”).

The Series B Preferred Stock has the following characteristics:

●	conditional upon (i) approval by our shareholders, and (ii) approval by Nasdaq of a change of control of the Company, the Series B Preferred Stock is convertible into an aggregate of 336,872,138 shares of our Common Stock which, together with other shares of our Common Stock currently held by TMNA, would give TMNA voting control of the Company; and

●	if our shareholders or Nasdaq do not approve of the conversion of the Series B Preferred Stock by September 30, 2023, TMNA will have the right to cause us to redeem all of the Series B Preferred Stock for either of the following, at TMNA’s option: (x) $667 million in cash or, (y) a 33.0% ownership interest in Tingo Group Holdings, LLC, a Delaware-incorporated subsidiary of the Company which is the parent company of Tingo Mobile and other operating subsidiaries of the Company.

If the Series B Preferred Stock is converted to common stock, such conversion would cause significant dilution to our existing stockholders. Other than the Series B Preferred Stock, we have no other shares of Preferred Stock outstanding as of the date of this Registration Statement.

Warrants. The Company currently has issued and outstanding warrants (“Warrants”) to purchase 35,866,655 shares of common stock at an average exercise price of $2.86 per share. Our Warrants contain various terms, among which are the following:

●	the title of the Warrants;

●	the price or prices at which the Warrants will be issued;

●	the designation, amount and terms of the securities or other rights for which the Warrants are exercisable;

●	the designation and terms of the other securities, if any, with which the Warrants are to be issued and the number of warrants issued with each other security;

●	the aggregate number of Warrants;

●	any provisions for adjustment of the number or amount of securities receivable upon exercise of the Warrants or the exercise price of the Warrants;

●	the price or prices at which the securities or other rights purchasable upon exercise of the Warrants may be purchased;

●	if applicable, the date on and after which the Warrants and the securities or other rights purchasable upon exercise of the warrants will be separately transferable;

●	a discussion of any material U.S. federal income tax considerations applicable to the exercise of the Warrants;

●	the date on which the right to exercise the Warrants will commence, and the date on which the right will expire;

●	the maximum or minimum number of warrants that may be exercised at any time;

●	information with respect to book-entry procedures, if any; and

●	any other terms of the Warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Generally. The Company currently has issued and outstanding warrants (“Warrants”) to purchase 35,866,655 shares of common stock at an average exercise price of $2.86 per share. Our Warrants contain various terms, among which are the following:

●	the title of the Warrants;

●	the price or prices at which the Warrants will be issued;

●	the designation, amount and terms of the securities or other rights for which the Warrants are exercisable;

●	the designation and terms of the other securities, if any, with which the Warrants are to be issued and the number of warrants issued with each other security;

●	the aggregate number of Warrants;

●	any provisions for adjustment of the number or amount of securities receivable upon exercise of the Warrants or the exercise price of the Warrants;

●	the price or prices at which the securities or other rights purchasable upon exercise of the Warrants may be purchased;

●	if applicable, the date on and after which the Warrants and the securities or other rights purchasable upon exercise of the warrants will be separately transferable;

●	a discussion of any material U.S. federal income tax considerations applicable to the exercise of the Warrants;

●	the date on which the right to exercise the Warrants will commence, and the date on which the right will expire;

●	the maximum or minimum number of warrants that may be exercised at any time;

●	information with respect to book-entry procedures, if any; and

●	any other terms of the Warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Exercise of Warrants. Each warrant will entitle the holder thereof to purchase the amount of securities or other rights, at the exercise price stated or determinable in the prospectus supplement for the Warrants. Warrants may be exercised at any time up to the close of business on the expiration date shown in the applicable prospectus supplement, unless otherwise specified in such prospectus supplement. After the close of business on the expiration date, if applicable, unexercised Warrants will become void. Warrants may be exercised in the manner described in the applicable prospectus supplement. When the Warrant holder makes the payment and properly completes and signs the Warrant certificate at the corporate trust office of the Warrant agent, if any, or any other office indicated in the prospectus supplement, we will, as soon as possible, forward the securities or other rights that the Warrant holder has purchased. If the warrant holder exercises less than all of the Warrants represented by the Warrant certificate, we will issue a new Warrant certificate for the remaining Warrants. Each warrant will entitle the holder thereof to purchase the amount of securities or other rights, at the exercise price stated or determinable in the prospectus supplement for the Warrants. Warrants may be exercised at any time up to the close of business on the expiration date shown in the applicable prospectus supplement, unless otherwise specified in such prospectus supplement. After the close of business on the expiration date, if applicable, unexercised Warrants will become void. Warrants may be exercised in the manner described in the applicable prospectus supplement. When the Warrant holder makes the payment and properly completes and signs the Warrant certificate at the corporate trust office of the Warrant agent, if any, or any other office indicated in the prospectus supplement, we will, as soon as possible, forward the securities or other rights that the Warrant holder has purchased. If the warrant holder exercises less than all of the Warrants represented by the Warrant certificate, we will issue a new Warrant certificate for the remaining Warrants.

Item 5. Interests of Named Experts and Counsel

None.

Item 6. Indemnification of Directors and Officers.

Pursuant to the Company’s Certificate of Incorporation and, under Delaware law, the Company’s directors are not liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty, except for liability in connection with a breach of duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for authorization of illegal dividend payments or stock redemptions under Delaware law or any transaction from which a director has derived an improper personal benefit. The Company’s charter provides that the Registrant is authorized to provide indemnification of (and advancement of expenses) to directors, officers, employees and agents of the Company (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaws provisions, agreements with such persons, vote of stockholders or disinterested directors, or otherwise, to the fullest extent permitted by applicable law.

The Company has approved, and is intending to enter into, separate indemnification agreements with each of its current directors and officers. The indemnification agreement indemnifies the indemnitee to the fullest extent permitted by law, including against third-party claims and claims by or in right of the Company or any subsidiary or majority-owned partnership of the Company by reason of that person (including the advancement of expenses subject to certain conditions) (a) being a director, officer employee or agent of the Company, or of any subsidiary or majority-owned partnership of the Company or (b) serving at the request of the Company as a director, officer, employee or agent of another entity. If appropriate, the Company is entitled to assume the defense of the claim with counsel selected by the Company and approved by the indemnitee (which approval may not be unreasonably withheld). Separate counsel employed by the indemnitee will be at his or her own expense unless (1) the employment of separate counsel has been previously authorized by the Company, (2) the indemnitee reasonably concludes there may be a conflict of interest, or (3) the Company has not, in fact, employed counsel to assume the defense of such claim.

Regarding indemnification for liabilities arising under the Securities Act of 1933 (“Securities Act”), which may be permitted to directors or officers under Delaware law, the Company has been informed that, in the opinion of the Securities and Exchange Commission, indemnification is against public policy, as expressed in the Securities Act and is, therefore, unenforceable.

Item 7. Exemption from Registration Claimed

Not Applicable.

Item 8. Exhibits.

The following documents are filed as exhibits to this Form S-8:

Exhibit Number	Description

5.1	Opinion of the Bullock Law Firm regarding the legality of the securities being registered hereunder.

10.1	Tingo Group, Inc. 2023 Equity Incentive Plan.

10.2	Separation Agreement between the Registrant and Darren Mercer.

23.1	Consent of the Bullock Law Firm (contained in Exhibit 5.1 above).

23.2	Consent of Brightman Almagor Zohar & Co.

107	Filing fee calculation

Item 9. Undertakings.

(a)	The Registrant hereby undertakes to do the following:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act, as amended, may be permitted to directors, officers, and controlling persons of the registrant pursuant to any provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

The Registrant

Pursuant to the requirements of the Securities Act, the Company certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Montvale, State of New Jersey, on September 21, 2023. This Form S-8 has been signed below on behalf of the Company and by the following persons, which include the principal executive officer, principal financial officer, and at least a majority of the board of directors, in the following capacities and on the dates indicated:

TINGO GROUP, INC.

By:	/s/ Dozy Mmobuosi
Dozy Mmobuosi
Interim Co-Chief Executive Officer

By:	/s/ Kevin Chen
Kevin Chen
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the 20th day of September, 2023.

Signature	Title	Date

/s/ John J. Brown	Director	September 21, 2023
John J. Brown

/s/ Kenneth I. Denos	Director and Principal	September 21, 2023
Kenneth I. Denos	Co-Chief Executive Officer

/s/ Jamal Khurshid	Director and Chair of the	September 21, 2023
Jamal Khurshid	Compensation Committee

/s/ John McMillan Scott	Chairman and Director	September 21, 2023
John McMillan Scott

/s/ Sir David Trippier	Director	September 21, 2023
Sir David Trippier

The Plans

Pursuant to the requirements of the Securities Act, the trustees (or other persons who administer the Plans) have duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Montvale, State of New York, on September 21, 2023:

TINGO GROUP, INC.

By:	/s/ Jamal Khurshid
Jamal Khurshid
Chair of the Compensation Committee